Item 77.H

Obtaining  Control of Credit Suisse Trust Commodity Return Strategy Portfolio

As of June 30, 2016, NML Variable Annuity owned 56,209,793 shares of the Fund, which represented 74.79% of the Fund.As of December 31, 2015,NML Variable Annuity owned 51,851,651 shares of the Fund, which which represented 73.92% of the Fund. Accordingly,Shareholder has presumed to be a controlling person of the Fund.